CompoSecure, Inc.

309 Pierce Street

Somerset, New Jersey 08873

December 6, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark Brunhofer and Jason Niethamer Division of Corporation Finance Office of Crypto Assets

Re:	CompoSecure, Inc. Form 10-K for the Fiscal Year Ended December 31, 2023 File No. 001-39687

Dear Sirs:

This letter sets forth the response of CompoSecure, Inc. (the “Company,” “CompoSecure,” “we” or “us”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), issued to the Company on November 5, 2024, with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).

For your convenience, the Staff’s comments are set forth in bold, followed by responses by the Company.

Form 10-K for the Fiscal Year Ended December 31, 2023

Business

Key Products

Arculus Business Solutions, page 10

1.	Notwithstanding your October 13, 2022 response to comment 2 in our September 22, 2022 comment letter on your 2021 Form 10-K, please tell us more about whether you have a crypto asset custody obligation to your Arculus customers. Specifically, in your October 13, 2022 response, you provided excerpts of your contracts with customers that specifically indicated that you were not responsible for a customer's loss of crypto assets resulting from theft, loss, or mishandling of encrypted private keys or recovery phrase outside your control. Please tell us what losses are within your control for which you are, or may be, responsible. In your response:

•	Specifically tell us whether you are responsible for the loss of crypto assets related to software malfunction that does not permit customers to access their private keys or recreate their private keys from their recovery phrases.

Confidential Treatment Requested by Resolute Holdings Management, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

•	Clarify for us whether your software or your customers create the recovery phrases.
•	Tell us what algorithm your software uses in creating recovery phrases.
•	Tell us whether the private keys could be recreated using the algorithm identified in the preceding bullet without specifically using your smartphone app.
•	Tell us whether your customers can transfer their private keys to a different wallet provider if they lose access to your product

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Arculus Cold Storage Wallet is a self-custody wallet, and accordingly, as clearly and conspicuously stated in the terms and conditions that each customer is required to affirmatively accept prior to their use of the Arculus Cold Storage Wallet, each customer – and not the Company – bears the risk of all loss in using the Arculus Cold Storage Wallet. The terms and conditions of the Arculus Cold Storage Wallet are available on the Company’s website at https://www.getarculus.com/legal-notices/. Additionally, the Company has neither the custody obligations nor the technical ability to hold customers’ private keys or recovery phrases, nor does the Company retain or ever see customers’ private keys or recovery phrases – and accordingly, the Company does not have control over such private keys or recovery phrases. For ease of reference, each paragraph below sets forth the Company’s further responses to the corresponding bullets in the Staff’s question above.

As the Company notes in the risk factors described in its Annual Report on Form 10-K, digital asset wallet storage systems, such as the Arculus Cold Storage Wallet, are subject to risks related to a loss of funds due to theft of digital assets, security and cybersecurity risks, system failures and other operational issues. While the Company does not bear the risk of loss of crypto assets related to software malfunction, including malfunction impacting customers’ ability to access their private keys or recreate their private keys from their recovery phrases, the Company has implemented a robust testing protocol that features, among other things, internal testing alongside the release of each software update and periodic security audits, including those undertaken by external third parties, such as a security audit completed by Stratum Security in 2023, a security audit completed by Halborn in 2024, and SOC II reviews by Kirkpatrick Price with respect to the Company’s software development processes, including one completed in 2023, and one ongoing.

Private keys are created by the Arculus software and stored on the secure element on the metal card that is an essential component of the Arculus Cold Storage Wallet. Recovery phrases are generated as local functions between the metal card and the companion app, via the customer’s mobile device. Alternatively, customers may use a recovery phrase from a different wallet, or generate a recovery phrase outside of the Arculus Cold Storage Wallet. In all cases, these private keys and recovery keys are not shared with, nor are they otherwise available to, the Company.

Confidential Treatment Requested by Resolute Holdings Management, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

The algorithm used by the Arculus Cold Storage Wallet software to generate private keys and recovery phrases is an open-source protocol known as Bitcoin Improvement Proposal 39, or BIP39. BIP39 is a widely used standard for seed phrases in cryptocurrency wallets, and is the same open standard used by most cold storage wallets on the market.

Because the algorithm used by the Arculus Cold Storage Wallet to generate private keys and recovery phrases is open source, private keys can be recreated using the BIP39 algorithm without specifically using the Arculus Cold Storage Wallet app. Additionally, as noted in the third paragraph above, it is also possible for a customer to bring a recovery phrase from a different wallet or generate a recovery phrase themselves outside of the Arculus Cold Storage Wallet.

An Arculus Cold Storage Wallet customer can transfer their private keys to a different wallet provider, because their recovery phase is portable, and the process of generating private keys based on the human-readable recovery phrase is based on the BIP39 open standard.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Financial Measures, page 56

2.	We note your income tax expense adjustment to derive the "adjusted net income before adjustments" subtotal in deriving "adjusted net income" and related per share amounts. Please address the following:

•	Revise your introductory paragraph to explain the rationale behind your presentation of adjusted net income and related per share amounts. In this regard, confirm for us if true, that you include a full tax provision in adjusted net income and include your Class B common stock in calculating the per share amounts to remove the impact of your historical Up-C structure.
•	As your “income tax expense” adjustment line item is isolated from your other non-GAAP adjustments by the “adjusted net income before adjustments” subtotal, it is unclear whether it includes only the tax impact on GAAP income before income taxes if you had no noncontrolling interests associated with your Up-C structure or whether it also includes the tax impact of your other non-GAAP adjustments in deriving adjusted net income. Revise footnote (1) to clarify and, if appropriate, consider revising your presentation to group the income tax adjustment with the other adjustments and remove the intervening subtotal.

The Company respectfully acknowledges the Staff’s comment.

In response to the Staff’s comment in the first bullet above, the Company will revise the introductory paragraph preceding the discussion of adjusted net income in the Company’s future Exchange Act reports to explain the rationale behind our presentation of adjusted net income and related per share amounts. In particular, this disclosure will indicate that (1) the Company does not include a full tax provision in adjusted net income, and instead applies the Company’s blended tax rate to its income before taxes as presented in the Company’s Statement of Operations, and (2) the Company has historically included its Class B common stock in calculating per share amounts, in order to remove the impact of its historical Up-C structure. As of the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, the Company’s Up-C structure had been collapsed and there were no shares of the Company’s Class B common stock outstanding.

Confidential Treatment Requested by Resolute Holdings Management, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

Additionally, in response to the Staff’s comment in the second bullet above, the Company will revise footnote (1) to its disclosure of income tax expense to clarify that it includes only the tax impact on the Company’s income before income tax reported in accordance with U.S. GAAP, as if the Company had no non-controlling interests associated with its historical Up-C structure, and that the mark-to-market and stock-based compensation adjustments have not been tax-effected. Additionally, because the adjusted net income before adjustments subtotal does not give effect to the tax impacts of other non-GAAP adjustments, the Company believes that the intervening subtotal is appropriately presented.

3.	Please tell us why do you do not include:

•	The change in fair value of the derivative liability associated with your convertible notes redemption make-whole provision as a non-GAAP adjustment in deriving adjusted net income when you include it as an adjustment in deriving adjusted EBITDA; nor
•	The effect of the Exchangeable Notes on the shares outstanding in your diluted adjusted net income per share.

The Company respectfully acknowledges the Staff’s comment. Through the quarter ended September 30, 2024, the Company believed the likelihood that the 7.00% Exchangeable Senior Notes of CompoSecure Holdings, L.L.C. would be exchanged into shares of the Company’s Class A common stock to be limited and, accordingly, the Company did not include the effect of the Exchangeable Notes in the total shares outstanding used in diluted adjusted net income per share, as disclosed in footnote (5) to the adjusted net income reconciliation table in the Form 10-K. Additionally, the change in the fair value of the derivative liability associated with the make-whole provision in the indenture governing the Exchangeable Notes has historically been immaterial to the Company, and therefore has not been included by the Company in its calculation of adjusted net income.

Notes to Consolidated Financial Statements

Note 4: Revenue Recognition, page 85

4.	Please tell us the amount of revenues recorded related to your Arculus ecosystem for each of the years ended December 31, 2023 and 2022 as well as for the six months ended June 30, 2024. In your response, separately tell us the amount of revenue for each period associated with product sales as well as for transaction processing and subscription fees as referenced in your October 13, 2022 response to comment 4 in our September 22, 2022 comment letter on your 2021 Form 10-K.

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Company’s Arculus technology is designed to transform a metal payment card into a multifunctional device to support both traditional payments and to act as a ‘tap-to-authenticate’ hardware token allowing for passwordless and hardware-based multi-factor authentication. The Company believes its Arculus technology elevates the digital security experience for consumers by seamlessly integrating secure authentication and/or cold storage capabilities into their everyday wallets. The table immediately below shows the revenues recorded by the Company related to all revenues generated from our Arculus ecosystem for each of the periods depicted below:

In thousands	Six months ended June 30, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Arculus Net Revenue	$2,569	$1,727	$1,395

Confidential Treatment Requested by Resolute Holdings Management, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

Over 95% of the sales comprising the Company’s revenues from its Arculus ecosystem during the six months ended June 30, 2024 was comprised of sales of products, and of the remaining 5%, only $300,000 was attributable to transaction processing. No revenues were earned by the Company from transaction processing in 2023 or 2022, nor were any revenues earned by the Company from subscription fees during the periods indicated in the table above.

Note 7: Debt

Exchangeable Senior Notes, page 86

5.	Regarding the sentence immediately after anti-dilution adjustment "e" on page 87, please address the following, with reference to section 14.05(e) of the Exchangeable Notes Indenture provided as Exhibit 10.7 to your Form 8-K filed on December 29, 2021:

•	Revise your disclosure to clarify that the sentence relates only to the provisions in adjustment "e" and not all five potential adjustments; nor
•	Revise the sentence to be consistent with that in section 14.05(e) of the Indenture in that it currently implies that a downward adjustment will only be made when a tender or exchange offer is announced and not consummated, which is inconsistent with the last sentence in section 14.05(e).

The Company respectfully acknowledges the Staff’s comment. As of November 27, 2024, all Exchangeable Notes had been converted into shares of the Company’s Class A common stock, and no Exchangeable Notes remained outstanding. To the extent the disclosure captioned in the Staff’s comment appears in the Company’s future Exchange Act reports, the Company will revise the disclosure as requested.

Confidential Treatment Requested by Resolute Holdings Management, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

Note 10: Equity Compensation

Earnout Consideration, page 97

6.	We note that your earnout consideration grants certain equity holders of Holdings the contingent right to receive additional shares of your Class A common stock or additional equity units in Holdings and a corresponding number of shares of your Class B common stock. We also note from your disclosure in your August 7, 2024, August 9, 2024 and September 17, 2024 Forms 8-K that the private transactions with Resolute resulted in the elimination of your dual-class structure, but we note no discussion in those filings or related exhibits that discuss the impact of those transactions on your earnout obligation. Please tell us whether and, if so, how your earnout obligation changed as a result of the Resolute transactions closing on September 17, 2024. Explain whether the contingent obligation is now payable only in Class A common stock or whether it no longer exists.

CompoSecure respectfully advises the Staff that the contingent obligation has not changed as a result of the closing of the Resolute transactions on September 17, 2024, however, the payment of the contingent obligation will not result in any Class B Units of CompoSecure Holdings (“Class B Units”) being outstanding; the dual-class structure will continue to be eliminated. The limited liability company agreement of CompoSecure Holdings, as disclosed in the Current Report on Form 8-K on November 22, 2024, provides, among other things, that the managing member of CompoSecure Holdings has the authority to issue Class B Units and admit the recipients thereof as members on such terms and conditions as established by the managing member. In furtherance of the elimination of CompoSecure’s dual-class structure, the managing member has established by resolution that any issuance of Class B Units and admission of the recipient of such units as a member shall be conditioned on, among other things, the immediate exchange of all such Class B Units for shares of CompoSecure’s Class A common stock.  This means that as a result of the earnout payment, no Class B Units will be outstanding and the dual-class structure will continue to not exist because the earn-out recipients will hold Class A common stock of CompoSecure.

* * *

Confidential Treatment Requested by Resolute Holdings Management, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact me at 610-420-1945 or Steven J. Feder at 610-357-1574.

Sincerely,

/s/ Timothy W. Fitzsimmons
Timothy W. Fitzsimmons

cc:	Jon C. Wilk
Steven J. Feder
CompoSecure, Inc.